UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G

                             (Amendment No.    )*

                  Under the Securities Exchange Act of 1934

                                 NIKE, Inc.
                              (Name of Issuer)

                            Class B Common Stock
                        (Title of Class of Securities)

                                 654106103
                               (CUSIP Number)

                             December 31, 2005
           (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

     [  ] Rule 13d-1(b)
     [  ] Rule 13d-1(c)
     [X ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person                          Philip H. Knight

2.   N/A

3.   SEC Use Only

4.   Citizenship or Place of Organization              U.S. Citizen

5.   Sole Voting Power                                 59,961,882

6.   Shared Voting Power                                   -0-

7.   Sole Dispositive Power                            59,961,882

8.   Shared Dispositive Power                              -0-

9.   Aggregate Amount Beneficially Owned by Reporting Person

     59,955,047 shares of Class A Common Stock convertible at any time on request of the shareholder on a share for share basis to Class B Common Stock.

     6,835 shares of Class B Common Stock.

10.  The Aggregate Amount in Row 9 excludes certain shares

     814,790 shares held by a family limited partnership in which corporation owned by wife is a co-general partner

     65,224 shares held by a corporation owned by wife

11.  Percent of Class Represented by Amount in Row 9

     23.06% of Class B Common Stock (assumes a conversion of 59,955,047 shares of Class A Common Stock into equal number of shares of Class B Common Stock.)

12.  Type of Reporting Person                        IN


Item 1(a)       Name of Issuer:
                NIKE, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                One Bowerman Drive
                Beaverton, Oregon  97005-6453

Item 2(a)       Name of Person Filing:
                Philip H. Knight

Item 2(b)       Address of Principal Business Office:
                One Bowerman Drive
                Beaverton, Oregon  97005-6453

Item 2(c)       Citizenship:
                U.S.

Item 2(d)       Title of Class of Securities:
                Class B Common Stock

Item 2(e)       CUSIP Number:
                654106103

Item 3          NOT APPLICABLE

Item 4          Ownership

                (a)  Amount beneficially owned:  59,961,882 shares
                (b)  Percent of Class:  23.06%
                (c)  Number of shares as to which such person has:
                     (i)  sole power to vote or to direct the vote:
                          59,961,882
                    (ii)  shared power to vote or to direct the vote:
                          -0-
                   (iii)  sole power to dispose or to direct the
                          disposition of:
                          59,961,882
                    (iv) shared power to dispose or to direct the disposition of:
                          -0-

Item 5          Ownership of Five Percent or Less of a Class
                NOT APPLICABLE

Item 6          Ownership of More than Five Percent on Behalf of
                Another Person
                NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
                NOT APPLICABLE

Item 8          Identification and Classification of Members of the Group
                NOT APPLICABLE

Item 9          Notice of Dissolution of Group
                NOT APPLICABLE

Item 10         Certification
                NOT APPLICABLE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006



By             /s/ John F. Coburn III
____________________________________________________
    John F. Coburn III on behalf of Philip H. Knight
     Pursuant to Power of Attorney